SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  23 January 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 15 Januasy 2015
99.2	Completion of Kimpton Acquisition dated 31 December 2014

99.1

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	InterContinental Hotels Group PLC

2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Boron Investments N.V.
4. Full name of shareholder(s) (if different from 3.):	Beverweerd Investments B.V. Boron Securities N.V.
5. Date of the transaction and date on which the threshold is crossed or reached:	12 January 2015
6. Date on which issuer notified:	14 January 2015
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GBOOBN33FD40					7,500,000		3.1764%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
7,500,000	3.1764%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Boron Investments N.V. holds 100.00% of the voting rights of Boron Securities N.V.
Boron Investments N.V. holds 100.00% of the voting rights of Boron Vredenburg B.V.
Boron Vredenburg B.V. holds 50.61% of the voting rights of Beverweerd Investments B.V.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Nicolette Henfrey Deputy Company Secretary & Head of Corporate Legal InterContinental Hotels Group PLC
15. Contact telephone number:	01895 512 000

99.2

Completion of Acquisition

16 January 2015, London: Further to the announcement made on 16 December 2014, InterContinental Hotels Group PLC ("IHG") [LON:IHG, NYSE:IHG (ADRs)] is pleased to confirm that the acquisition of Kimpton Hotels & Restaurants Group LLC for cash consideration of $430 million has now completed.

Enquiries:

Investor Relations: David Kellett, Emma Parker, Matthew Woollard:            +44 1895 512 176
Media Relations: Yasmin Diamond, Zoë Bird:                                                    +44 1895 512 008

Notes to Editors:

About IHG: IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 82 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 697,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg  or www.youtube.com/ihgplc.

About Kimpton Hotels & Restaurants: San Francisco based Kimpton Hotels & Restaurants is the leading collection of boutique hotels and restaurants in the United States and the acknowledged industry pioneer that first introduced the boutique hotel concept to America.

In 1981, Bill Kimpton founded the company that today is renowned for making travelers feel genuinely cared for while away from home through thoughtful perks and amenities, distinctive design that tells a story and inspires a sense of fun at each hotel and a sincerely personal style of guest service. Out to help people live full, balanced lives, Kimpton aims to inspire with touches like yoga mats in every room, complimentary coffee and tea to start the day, hosted evening Wine Hour, in-room fitness programming and complimentary bike rentals.

The award-winning restaurants and bars are led by talented chefs and bartenders that offer guests a chance to dine like a local. Kimpton also leads the hospitality industry in eco-friendly practices that span all hotels and restaurants, and is consistently ranked as one of the top companies in the Market Metrix Hospitality Index, Upper Upscale Segment, for Customer Satisfaction. The company is highly-regarded for its innovative employee culture and benefits and has been named a Fortune magazine "Best Place to Work" five times since 2009.

For more information, visit www.KimptonHotels.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 January 2015